U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 1-8641

NOTIFICATION OF LATE FILING

(Check One):

[_]  ;Form 10-K  [_]  Form 11-K  [_]  Form 20-F  [x]  Form 10-Q  [_]  Form N-SAR
For Period Ended: June 30, 2004

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

Part I — Registrant Information

Full Name of Registrant: Coeur d'Alene Mines Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	505 Front Ave., P.O. Box I
Coeur d'Alene, ID 83816

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the subject Form 10-Q could not be filed within the prescribed time period.

        The Company and its auditors, KPMG LLP, presently are reviewing a proposed restatement of its financial statements for the year ended December 31, 2003 and the quarter ended March 31, 2004. The restatement relates to the Company’s recording of revenues from concentrate sales contracts which are deemed to give rise to embedded derivatives because of the difference between the recorded forward price and the final settlement price. Upon completion of its review, the Company plans to file a Form 10-K/A No. 1 relating to the year ended December 31, 2003, a Form 10-Q/A No. 1 relating to the quarter ended March 31, 2004, and its Form 10-Q for the quarter ended June 30, 2004.

Part IV — Other Information

        (1)        Name and telephone number of person to contact in regard to this notification:

Arthur H. Bill	202-295-4003
(Name)	(Area Code) (Telephone Number)

        (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x]  Yes   [_]  No

        (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x]  Yes   [_]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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        As the Company announced in its press release, dated August 9, 2004, the Company expects that the amount of total revenues to be reported by it for the quarter ended June 30, 2004 will be approximately $27.1 million, as compared to $26.6 million for the quarter ended June 30, 2003. Furthermore, it expects to report total costs and expenses for the quarter of approximately $32.5 million compared to $30.7 million for the prior year’s comparable quarter. The Company expects to report a net loss of $5.4 million for the quarter ended June 30, 2004, compared to a net loss of $4.1 million for the prior year’s comparable quarter.

Coeur d'Alene Mines Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2004	By: /s/ James A. Sabala
James A. Sabala
Executive Vice President and Chief Financial Officer

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